October 31, 2022

VIA EDGAR & E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nasreen Mohammed
Joel Parker
Taylor Beech
Mara Ransom

Re: Yum China Holdings, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 28, 2022
File No. 1-37762

Ladies and Gentlemen:

Yum China Holdings, Inc. (the “Company”) is pleased to respond to the letter dated September 21, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2021. For the convenience of the Staff’s review, we have set forth below the comments contained in the Staff’s letter in italics followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2021

Item 1. Business, page 3

1.
Provide prominent disclosure about the legal and operational risks associated with having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities, or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Company Response:

The Company acknowledges the Staff’s comment and undertakes to include prominent disclosure about the legal and operational risks associated with having substantially all of its operations in China in Item 1 of its future annual reports on Form 10-K, to the extent material.

In future annual reports, the Company proposes to include the following disclosure under the heading “Item 1. Business—General”:

We are subject to legal and operational risks associated with deriving substantially all of our revenue from our operations in China, as described in detail under the heading “Risk Factors—Risks Related to Doing Business in China.” These risks could have a material adverse effect on our business, results of operations and financial position and could cause the value of your investment in our securities to decline.

In future annual reports, the Company also proposes to make the following revisions to its existing risk factor:

Changes in the laws and regulations of China or noncompliance with applicable laws and regulations may have a significant impact on our business, results of operations and financial condition, and may cause the value of our securities to decline.

Our business and operations are subject to the laws and regulations of China, which continue to evolve and are subject to change from time to time. The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations. Recently, the Chinese government has increased its regulatory focus on matters including anti-monopoly and unfair competition rules, cybersecurity and regulation of variable interest entities and has initiated various regulatory actions, statements and enforcement proceedings to regulate business operations in China with little advance notice.

For example, Chinese regulators, including the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rulemaking and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. For more information regarding risks relating to cybersecurity and related regulation, see “—The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline” and “—Risks Related to Our Business and Industry—Unauthorized access to, or improper use, disclosure, theft or destruction of, our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf could result in substantial costs, expose us to litigation and damage our reputation.”

Chinese regulators have also focused recently on enforcement of anti-monopoly and unfair competition rules, which may affect our ability to carry out our investment and acquisition strategy, and on regulation of variable interest entities. For more information, see “—Risks Related to Doing Business in China—Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions” and “—The Chinese government may determine that the variable interest entity structure of Daojia does not comply with Chinese laws on foreign investment in restricted industries.”

Additionally, on January 9, 2021, China’s Ministry of Commerce (“MOFCOM”) issued the Rules on Blocking Improper Extraterritorial Application of Foreign Legislation and Other Measures (the “Blocking Rules”), which established a blocking regime in China to counter the impact of foreign sanctions on Chinese persons. The Blocking Rules have become effective upon issuance, but have only established a framework of implementation, and the rules’ effects will remain unclear until the Chinese government provides clarity on the specific types of extraterritorial measures to which the rules will apply. At this time, we do not know the extent to which the Blocking Rules will impact our operations.

The continuation of our operations also depends upon compliance with, among other things, applicable Chinese environmental, health, safety, labor, social security, pension and other laws and regulations.

There is no assurance that we will be able to comply fully with existing or future applicable laws and regulations ~~should there be any amendment to the existing regulatory regime or implementation of any new laws and regulations~~. In addition, the interpretations of many laws and regulations are not always uniform and enforcement of these laws and regulations involve uncertainties.

~~The continuation of our operations depends upon compliance with, among other things, applicable Chinese environmental, health, safety, labor, social security, pension and other laws and regulations.~~ Changing legal and regulatory requirements could force us to make material changes to our operations. Additionally, ~~F~~failure to comply with such laws and regulations could result in fines, penalties or lawsuits.

~~Furthermore, our business and operations in China require the procurement of licenses and permits from the relevant authorities. Rapidly evolving laws and regulations and inconsistent interpretations and enforcements thereof could impede our ability to obtain or maintain the required permits, licenses and certificates required to conduct our businesses in China. Difficulties or failure in obtaining the required permits, licenses and certificates could result in our inability to continue our business in China in a manner consistent with past practice.~~ In such an event, our business, results of operations and financial condition may be adversely affected, which could cause the value of our securities to decline.

In addition, in future annual reports, the Company proposes to include the following new risk factor:

The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline.

The PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted outside of China and over foreign investment in China-based companies. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack Down on Illegal Securities Activities. These opinions called for enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies, and proposed measures such as the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Measures”). The Draft Administration Provisions and the Draft Measures regulate overseas securities offering and listing activities by China-based companies. The Draft Administration Provisions specify that the CSRC has authority to regulate both direct and indirect overseas offerings and listings of China-based companies’ securities.

On November 14, 2021, the CAC released the draft Regulations on Network Data Security Management (the “Draft Cyber Data Security Regulations”), which requires, among other things, that a prior cybersecurity review be conducted by the Cybersecurity Review Office before listing overseas for data processors which process over one million users’ personal information, and for the listing in Hong Kong of data processors which affect or may affect national security. Furthermore, on December 28, 2021, the National Development and Reform Commission, the Ministry of Industry and Information Technology of the PRC, and several other administrations jointly published the Measures for Cybersecurity Review, which became effective on February 15, 2022 and require, among other things, that a network platform operator holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering or listing outside of mainland PRC and Hong Kong.

Since the Draft Cyber Data Security Regulations, the Draft Administration Provisions and the Draft Measures are in the process of being formulated, it remains unclear whether and how these draft rules will ultimately be adopted, interpreted and implemented. Also, it remains unclear how the Measures for Cybersecurity Review and the Opinions on Intensifying Crack Down on Illegal Securities Activities will be interpreted and implemented. Therefore, it remains uncertain whether we will be required to obtain regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for offerings outside of mainland China.

If the CSRC, CAC or other PRC governmental authorities later promulgate new rules or interpretations requiring that we obtain their approval for future offerings or listings outside of mainland China or for foreign investments in our securities, we may be unable to obtain such approvals in a timely manner, or at all. Any such circumstance could significantly or completely limit our ability to raise capital through securities offerings, hinder our ability to execute strategic plans in a timely manner or at all, and could cause the value of our securities to significantly decline.

The Company has only one variable interest entity acquired as part of its acquisition of Daojia, and Daojia, which represents less than 1% of the Company’s total revenue, is immaterial to the Company as a whole. Accordingly, the Company respectfully submits that the disclosures set forth under the heading “Risk Factors—Risks Related to Doing Business in China—The Chinese government may determine that the variable interest entity structure of Daojia does not comply with Chinese laws on foreign investment in restricted industries” adequately address risks arising to the Company from statements and regulatory actions by China’s government related to the use of variable interest entities.

2.
Please disclose in this section whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, Accelerating HFCAA, and related regulations will affect your company. Disclose that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Discuss the inspection time frames under both acts and include the cross-reference to your related risk factor disclosure. State prominently that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your common stock.

Company Response:

The Company acknowledges the Staff’s comment and proposes to include the following disclosure under the heading “Item 1. Business—General” of future annual reports:

We are also subject to risks arising from the Holding Foreign Companies Accountable Act, including the risk that our common stock will be delisted from the New York Stock Exchange. For more information, see “—Government Regulation—Holding Foreign Companies Accountable Act” and “Risk Factors—Risks Related to Doing Business in China—The audit report included in this annual report on Form 10-K is prepared by auditors who are not currently inspected by the Public Company Accounting Oversight Board and, as such, our stockholders are deprived of the benefits of such inspection and our common stock is subject to delisting from the New York Stock Exchange in the future.”

In addition, the Company proposes to include the following disclosure under the heading “Item 1. Business—Government Regulation”:

Holding Foreign Companies Accountable Act

On December 2, 2021, the U.S. Securities and Exchange Commission (“SEC”) adopted rules (the “Final Rules”) to implement the Holding Foreign Companies Accountable Act (the “HFCAA”), which became law on December 18, 2020. The HFCAA requires the SEC to prohibit the securities of any “covered issuer” from being traded on any of the U.S. securities exchanges, including the New York Stock Exchange, or traded “over-the-counter,” if the auditor of the covered issuer’s financial statements is not subject to Public Company Accounting Oversight Board (“PCAOB”) inspection for three consecutive years, beginning in 2021.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if signed into law, would reduce the number of consecutive non-inspection years required to trigger the trading prohibition under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a larger bill containing provisions identical to the AHFCAA.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by Chinese authorities in those jurisdictions. Our independent registered public accounting firm, KPMG Huazhen LLP, is subject to the determinations announced by the PCAOB on December 16, 2021.

The HFCAA includes requirements for the SEC to identify issuers who file annual reports with audit reports issued by independent registered public accounting firms located in foreign jurisdictions that the PCAOB is unable to inspect or investigate completely because of a position taken by a non-U.S. authority in the accounting firm’s jurisdiction (“Commission-Identified Issuers”). On March 30, 2022, as expected following its adoption of the Final Rules, the SEC added Yum China to its conclusive list of Commission-Identified Issuers.

The Final Rules require each Commission-Identified Issuer to submit documentation to the SEC annually on or before its annual report due date that establishes that it is not owned or controlled by a government entity in its public accounting firm’s foreign jurisdiction. The SEC will impose an initial trading prohibition on an issuer as soon as practicable after it has been conclusively identified as a Commission-Identified Issuer for three consecutive years (or, if the AHFCAA is passed, two consecutive years).

Unless the HFCAA is amended to exclude the Company or PCAOB is able to conduct a full inspection of our independent registered public accounting firm’s audit documentation related to their audit reports during the required timeframe, which is subject to a variety of factors outside our control, then our common stock will be delisted from the New York Stock Exchange in early 2024 or, if the AHFCAA becomes law, in early 2023. On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong.

For more information regarding the risks to the Company from the HFCAA, please see “Risk Factors—Risks Related to Doing Business in China—The audit report included in this annual report on Form 10-K is prepared by auditors who are not currently inspected by the Public Company Accounting Oversight Board and, as such, our stockholders are deprived of the benefits of such inspection and our common stock is subject to delisting from the New York Stock Exchange in the future.”

In future annual reports, the Company also proposes to make the following revisions to its existing risk factor:

The audit report included in this annual report on Form 10-K is prepared by auditors who are not currently inspected by the Public Company Accounting Oversight Board and, as such, our stockholders are deprived of the benefits of such inspection and our common stock is subject to delisting from the New York Stock Exchange in the future.

As an auditor of companies that are publicly traded in the United States and a firm registered with the ~~Public Company Accounting Oversight Board (“~~PCAOB~~”)~~, our independent registered public accounting firm is required under the laws of the United States to undergo regular inspections by the PCAOB. However, because substantially all of our operations are conducted within China, our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report on Form 10-K is located in China. The PCAOB is currently unable to conduct full inspections in China or review audit documentation located within China without the approval of Chinese authorities, which has not been granted. Accordingly, the PCAOB has not inspected our independent registered public accounting firm or reviewed documentation related to the audit of our financial statements.

Inspections of other auditors conducted by the PCAOB outside of China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in China prevents the PCAOB from evaluating our auditor’s audits and its quality control procedures. As a result, our stockholders do not have the benefit of PCAOB inspections, and may lose confidence in our reported financial information and procedures and the quality of our financial statements.

On December 18, 2020, the ~~Holding Foreign Companies Accountable Act (the “Act~~HFCAA~~”)~~ was signed into law. The ~~Act~~HFCAA requires the SEC to prohibit the securities of any “covered issuer,” including the Company, from being traded on any of the U.S. securities exchanges, including the New York Stock Exchange, or traded “over-the-counter,” if the auditor of the covered issuer’s financial statements is not subject to PCAOB inspection for three consecutive years, beginning in 2021. On December 2, 2021, the SEC adopted final rules implementing the ~~Act~~HFCAA, pursuant to which the SEC will identify companies subject to the ~~Act~~HFCAA, known as “Commission-Identified Issuers,” as early as possible after the filing of their next annual report, and implement the trading prohibition as soon as practicable after they have been conclusively identified as Commission-Identified Issuers for three consecutive years. On June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would reduce the number of consecutive non-inspection years required to trigger the trading prohibition under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a larger bill containing provisions identical to the AHFCAA.

On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by Chinese authorities in those jurisdictions. Our independent registered public accounting firm, KPMG Huazhen LLP, is subject to the determinations announced by the PCAOB on December 16, 2021.

On March 30, 2022, the SEC added Yum China to its conclusive list of Commission-Identified Issuers. ~~Under these rules, the Company may be identified as a Commission-Identified Issuer after the date of this Form 10-K.~~

~~On June 22, 2021, the U.S. Senate passed a bill which, if also passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required to trigger the trading prohibition under the Act from three years to two (the “Senate Proposed Act Amendment”). On February 4, 2022, the U.S. House of Representatives passed a larger bill containing provisions identical to the Senate Proposed Act Amendment which, if also passed by the U.S. Senate and signed into law, would have the same effect (the “House Proposed Act Amendment”).~~

Unless the ~~Act~~HFCAA is amended to exclude the Company or the PCAOB is able to conduct a full inspection of our independent registered public accounting firm’s audit documentation related to their audit reports during the required timeframe, which is subject to a variety of factors outside our control ~~including the approval of Chinese authorities~~, then our common stock will be delisted from the New York Stock Exchange in early 2024 or, if the AHFCAA ~~House Proposed Act Amendment or Senate Proposed Act Amendment~~ becomes law, in early 2023. Such delisting would limit the liquidity of our common stock and our access to U.S. capital markets~~,~~ and could increase the volatility of the trading price of our stock, and as a result the market price of our common stock could be materially adversely affected.

On August 26, 2022, the PCAOB announced that it signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance, which it described as the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong. The PCAOB is required to reassess by the end of 2022 its determinations initially announced in December 2021, and it could again determine that it was unable to inspect and investigate completely our independent registered public accounting firm, KPMG Huazhen LLP.

3.
Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide cross-references to the consolidated financial statements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, and move the description of restrictions and limitations on your ability to distribute dividends on page 18 to a more prominent place in this section.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company’s existing disclosures under the following headings describe, to the extent material, the impacts of cash transfers among the Company and its subsidiaries:

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“Item 1. Business—Government Regulation—Regulations Relating to Taxation—Repatriation of Dividends from Our China Subsidiaries”;
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“Item 1. Business—Government Regulation—Regulations Relating to Dividend Distribution”;
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“Risk Factors—Risks Related to Doing Business in China—We rely to a significant extent on dividends and other distributions on equity paid by our principal operating subsidiaries in China to fund offshore cash requirements”;
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“Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively and affect the value of your investment”;
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“Risk Factors—Risks Related to Doing Business in China—Fluctuation in the value of RMB may result in foreign currency exchange losses”; and
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“Risk Factors—Risks Related to Doing Business in China—Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business”.

The Company respectfully notes that Yum China is a Delaware holding company conducting substantially all of its operations in China through its China subsidiaries. Yum China indirectly owns, and receives dividends from, its China subsidiaries (other than Daojia, which is immaterial to the Company as a whole, as discussed in the response to Comment 1). As a result, it does not anticipate any material risks to its business, financial position or results of operations relating to internal cash transfers, other than as described in the sections identified above. Accordingly, the Company respectfully submits that additional disclosures regarding cash transfers among Yum China and its subsidiaries are not material to investors.

The Company believes it has sufficient funding outside of mainland China to support offshore cash requirements, including providing returns to its stockholders. The Company’s cash, cash equivalents and short-term investments held outside of mainland China were generated and accumulated through various sources including dividends generated from subsidiaries operating in mainland China and capital markets offerings by the U.S. holding company. These funds are freely transferrable outside of mainland China. For the year ended December 31, 2021, the Company’s China subsidiaries distributed approximately $411 million in dividends to the Company’s Hong Kong-incorporated holding companies. During 2021, the Company paid cash dividends to stockholders totaling $203 million and repurchased $75 million of its common stock. These dividends and repurchases generally had no tax consequence to the Company, but may be taxable (including by way of withholding) to its stockholders. For more information on our dividends and share repurchases, see the Consolidated Statements of Cash Flows and Note 16 to the Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2021. In addition, Yum China makes investments in its China subsidiaries through capital contributions to further support their operational and growth needs. For the year ended December 31, 2021, one of Yum China’s subsidiaries, which was incorporated in Hong Kong, made capital contributions to the Company’s China subsidiaries totaling approximately $95 million. Cash may also be transferred among the Company’s China subsidiaries and their offshore holding companies by means of intercompany loans. No such intercompany loans were made in 2021.

4.
Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Provide a cross-reference to the other discussions in this section.

Company Response:

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the response set forth above in response to Comment 3 of the Comment Letter. Additionally, the Company respectfully submits that it does not have any material operations outside of China and that substantially all of its revenues are derived from its operations in China.

In future annual reports, the Company proposes to make the following revisions to the disclosure under “Risk Factors—Summary of Risk Factors”:

. . . (g) limitations on our ability to utilize our cash balances effectively, including to make investments or acquisitions outside China, due to governmental control of currency conversion and payments of foreign currency and the Chinese Renminbi out of mainland China . . . .

In addition, the Company proposes to include the following changes to the below risk factor:

Governmental control of currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively and affect the value of your investment.

The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of both foreign currency and RMB out of mainland China. Under our current corporate structure as a Delaware holding company, our income is primarily derived from the earnings from our Chinese subsidiaries. Substantially all revenues of our Chinese subsidiaries are denominated in RMB. Shortages in the availability of foreign currency and control on payments out of mainland China may restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency and/or RMB to pay dividends or to make other payments to us, or otherwise to satisfy their obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, license fee payments and expenditures from trade-related transactions, can be made in foreign currencies or RMB without prior approval from China’s State Administration of Foreign Exchange (“SAFE”) and the PBOC by complying with certain procedural requirements. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law. Furthermore, approval from SAFE or its local branch may be required where RMB are to be converted into foreign currencies, and approval from SAFE and the PBOC or their branches may be required where foreign currency and/or RMB are to be remitted out of mainland China. Specifically, under the existing restrictions, without a prior approval from SAFE and the PBOC, cash generated from the operations of our subsidiaries in China may not be used to pay dividends to Yum China, pay the license fee to YUM, pay employees who are located outside mainland China, pay off debt owed by our subsidiaries to entities outside mainland China, or make capital expenditures outside mainland China.

The Chinese government may also at its discretion restrict access in the future to foreign currencies or further restrict payments of foreign currency and RMB out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands or restricts us from paying the license fee to YUM, we may not be able to pay dividends to our stockholders, fulfill our license fee payment obligation, pay out service fees to vendors, ~~and~~ repay our indebtedness when due, and, to the extent we undertake such activities, to make investments or acquisitions outside China.

Furthermore, because repatriation of funds and payment of license fees require the prior approval of SAFE and PBOC, such repatriation and payment could be delayed, restricted or limited. There can be no assurance that the rules and regulations pursuant to which SAFE and PBOC grant or deny approvals will not change in a way that adversely affects the ability of our Chinese subsidiaries to repatriate funds out of mainland China or pay license fees. Any such limitation could materially and adversely affect our ability to pay dividends or otherwise fund and conduct our business.

5.
Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your summary risk factors and risk factors sections as well.

Company Response:

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the response set forth above in response to Comment 3 of the Comment Letter. In addition, the Company respectfully notes the following existing disclosure in the summary risk factors, which corresponds to related disclosure in the risk factors: “(g) limitations on our ability to utilize our cash balances effectively due to governmental control of currency conversion and payments of foreign currency and the Chinese Renminbi out of mainland China,” “(i) reliance on dividends and other distributions on equity paid by our principal subsidiaries in China to fund offshore cash requirements,” and “(r) restrictions on our ability to make loans or additional capital contributions to our Chinese subsidiaries due to Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion”.

6.
To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here that you have no such cash management policies that dictate how funds are transferred.

Company Response:

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the response set forth above in response to Comment 3 of the Comment Letter. The Company respectfully notes that Yum China is a Delaware holding company conducting substantially all of its operations in China through its China subsidiaries. Yum China indirectly owns, and receives dividends from, its China subsidiaries (other than Daojia, which is immaterial to the Company as a whole, as discussed in the response to Comment 1). Additionally, the Company has comprehensive cash management policies in place, including specific policies governing approvals with respect to fund transfers throughout our organization. Our management regularly monitors the liquidity position, funding requirements and investment returns in different jurisdictions of our subsidiaries. When funding is required, all necessary approvals are obtained from company management and relevant governmental authorities, including China’s State Administration of Foreign Exchange.

7.
We note your disclosure on page 18 relating to government regulation. Please include this disclosure in a more prominent place in this section and revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or Cyberspace Administration of China (CAC), and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Company Response:

The Company acknowledges the Staff’s comment and, in future annual reports, the Company proposes to include the disclosure under the heading “Item 1. Business—Government Regulation” in a more prominent location. Additionally, the Company respectfully advises the Staff that it is not subject to regulation by the China Securities Regulatory Commission other than as described below. The Company also refers to the proposed disclosures set forth in response to Comment 1.

Additionally, the Company proposes to revise the disclosure under the heading “Item 1. Business—Government Regulation” as follows:

Government Regulation

The Company is subject to various laws affecting its business, including the following:~~. In accordance with the relevant laws and regulations in the PRC, we are required to obtain various approvals, licenses, permits, registrations and filings to operate our restaurant business, including the relevant food business license, environmental protection assessment and inspection registration or approval, and fire safety inspection acceptance approval or other alternatives.~~

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Each of our restaurants in China is required to obtain (1) the relevant food business license; (2) the environmental protection assessment and inspection registration or approval; and (3) the fire safety inspection acceptance approval or other alternatives. Some of our restaurants which sell alcoholic beverages are required to make further registrations or obtain additional approvals, as described under the heading “Risk Factors—Risks Related to Doing Business in China—We require various approvals, licenses and permits to operate our business and the loss of or failure to obtain or renew any or all of these approvals, licenses and permits could adversely affect our business and results of operations”;
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We are subject to regulations on cash transfers, as described below under the headings “Government Regulation—Regulations Relating to Dividend Distribution” and “—Regulations Relating to Taxation”;

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We are subject to Chinese regulations on loans to and direct investment in Chinese entities by offshore holding companies, as described under the heading “Risk Factors—Risks Related to Doing Business in China—Chinese regulation of loans to, and direct investment in, Chinese entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from making loans or additional capital contributions to our Chinese subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business”;

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We are subject to regulations relating to certain investments and acquisitions relating to businesses in China, including under the PRC Anti-monopoly Law and the Provisions of the Ministry of Commerce on M&A of a Domestic Enterprise by Foreign Investors (“M&A Rules”) jointly adopted by six PRC regulatory agencies, including China’s Ministry of Commerce (“MOFCOM”), the State-Owned Assets Supervision and Administration Commission, the Chinese State Taxation Administration (“STA”), the State Administration for Industry and Commerce of the People's Republic of China, the China Securities Regulatory Commission (“CSRC”) and SAFE, as described under the heading “Risk Factors—Risks Related to Doing Business in China—Regulations regarding acquisitions may impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions”; and

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Cybersecurity regulations, including those enforced by the Cyberspace Administration of China, as described under the heading “Risk Factors—Risks Related to Our Business and Industry—Unauthorized access to, or improper use, disclosure, theft or destruction of, our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf could result in substantial costs, expose us to litigation and damage our reputation.”

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We may be subject to regulations relating to overseas securities offering and listing of China-based companies, as described under the heading “Risk Factors—Risks Related to Doing Business in China—The PRC government has significant oversight and discretion to exert control over offerings of our securities conducted outside of China and foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors, which may cause the value of such securities to significantly decline” and “—The audit report included in this annual report on Form 10-K is prepared by auditors who are not currently inspected by the Public Company Accounting Oversight Board and, as such, our stockholders are deprived of the benefits of such inspection and our common stock is subject to delisting from the New York Stock Exchange in the future.”

The Company has not historically been materially and adversely affected by such requirements or by any difficulty, delay or failure to obtain required approvals, licenses, permits, registrations or filings and has obtained all material required approvals, other than as disclosed in our Risk Factors. The Company is also subject to tariffs and regulations on imported commodities and equipment and laws regulating foreign investment, as well as anti-bribery and corruption laws. Compliance with applicable laws and regulations has not had a material effect on the Company’s capital expenditures, earnings and competitive position. However, we cannot predict the effect that the compliance with laws and regulations may have on our capital expenditures, earnings and competitive position in the future, or how we may be affected if we do not receive or maintain any required permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations or interpretations change and we are required to obtain additional permissions or approvals in the future. See “Item 1A. Risk Factors” for a discussion of additional risks relating to federal, state, provincial, local and international governmental regulation of our business.

In future annual reports, the Company also proposes to make the following revisions to the below risk factor:

We require various approvals, licenses and permits to operate our business and the loss of or failure to obtain or renew any or all of these approvals, licenses and permits could adversely affect our business and results of operations.

In accordance with the laws and regulations of China, we are required to maintain various approvals, licenses, permits, registrations and filings in order to operate our restaurant business. Each of our restaurants in China is required to obtain (1) the relevant food business license; (2) the environmental protection assessment and inspection registration or approval; and (3) the fire safety inspection acceptance approval or other alternatives. Some of our restaurants which sell alcoholic beverages are required to make further registrations or obtain additional approvals. These licenses and registrations are achieved upon satisfactory compliance with, among other things, the applicable food safety, hygiene, environmental protection, fire safety and alcohol laws and regulations. Most of these licenses are subject to periodic examinations or verifications by relevant authorities and are valid only for a fixed period of time and subject to renewal and accreditation.

We did not obtain these licenses or approvals for a limited number of our restaurants in a timely manner in the past and there is no assurance that we or our franchisees will be able to obtain or maintain any of these licenses in the future. Rapidly evolving laws and regulations and inconsistent interpretations and enforcements thereof could impede our ability to obtain or maintain the required permits, licenses and certificates required to conduct our businesses in China. Difficulties or failure in obtaining the required permits, licenses and certificates could result in our inability to continue our business in China in a manner consistent with past practice. In such an event, our business and results of operations may be adversely affected.

Item 1A. Risk Factors

Summary of Risk Factors, page 22

8.
In your summary of risk factors, disclose the risks that your corporate structure and having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Include a cross-reference to each relevant individual detailed risk factor.

Company Response:

The Company acknowledges the Staff’s comment, and, in future annual reports, the Company proposes to make the following revisions to the disclosure under “Risk Factors—Summary of Risk Factors”:

. . . (b) uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations, which may be subject to change from time to time . . . . and (t) the PRC government has significant oversight and discretion to exert control over offerings of securities conducted outside of China and over foreign investment in China-based issuers, and may limit or completely hinder our ability to offer securities to investors.

The Company respectfully notes that the existing summary risk factors in the bullet beginning “Risks related to doing business in China” correspond to the risks in the subsection under the heading “Risks Related to Doing Business in China,” and that no explicit cross reference is necessary or required by the applicable rules.

Risks Related to Doing Business in China, page 43

9.
Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Company Response:

The Company refers to the proposed revised and new risk factor disclosure set forth in response to Comment 1.

10.
In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Company Response:

The Company acknowledges the Staff’s comment and, in future annual reports, the Company proposes to make the following revisions to the below risk factor:

Unauthorized access to, or improper use, disclosure, theft or destruction of, our customer or employee personal, financial or other data or our proprietary or confidential information that is stored in our information systems or by third parties on our behalf could result in substantial costs, expose us to litigation and damage our reputation.

We have been using, and plan to continue to use, digital technologies to improve the customer experience and drive sales growth. We, directly or indirectly, receive and maintain certain personal, financial and other information about our customers in various information systems that we maintain and in those maintained by third-party service providers when, for example, receiving orders through mobile or online platforms, accepting digital payments, operating loyalty programs and conducting digital marketing programs. Our information technology systems, such as those we use for administrative functions, including human resources, payroll, accounting and internal and external communications, can contain personal, financial or other information of our over 450,000 employees. We also maintain important proprietary and other confidential information related to our operations and identifiable information about our franchisees. As a result, we face risks inherent in handling and protecting large volumes of information.

If our security and information systems or the security and information systems of third-party service providers are compromised for any reason, including as a result of data corruption or loss, security breach, cyber-attack or other external or internal methods, or if our employees, franchisees or service providers fail to comply with laws, regulations and practice standards, and this information is obtained by unauthorized persons, used or disclosed inappropriately or destroyed, it could subject us to litigation and government enforcement actions, cause us to incur substantial costs, liabilities and penalties and/or result in a loss of customer confidence, any and all of which could adversely affect our business, reputation, ability to attract new customers, results of operations and financial condition.

In addition, the use and handling of this information is regulated by evolving and increasingly demanding laws and regulations. The Chinese government has focused increasingly on regulation in the areas of information security and protection, including by implementing the PRC Cybersecurity Law effective June 1, 2017, which imposes tightened requirements on data privacy and cybersecurity practices. There are uncertainties with respect to the application of the cybersecurity law in certain circumstances. In addition, the PRC Data Security Law, which took effect on September 1, 2021, imposes data security and privacy obligations on entities and individuals carrying out data activities (including activities outside of the PRC), requires a national security review of data activities that may affect national security, and imposes restrictions on data transmissions. Furthermore, the PRC Personal Information Protection Law, which took effect on November 1, 2021, sets out the regulatory framework for handling and protection of personal information and transmission of personal information, and many specific requirements of the law remain to be clarified by the Cyberspace Administration of China (the “CAC”) and other regulatory authorities. The Measures for Cybersecurity Review, which took effect on February 15, 2022, require critical information infrastructure operators procuring network products and services and online platform operators carrying out data processing activities, which affect or may affect national security, to conduct a cybersecurity review pursuant to the provisions therein. The Measures for Security Assessment for Outbound Data Transfer, which took effect on September 1, 2022, mandate mandatory government security review by CAC in advance of certain cross-border data transfer activities.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation or changes in enforcement. We have been taking and will continue to take reasonable measures to comply with applicable cybersecurity, data privacy and security laws. We cannot guarantee the effectiveness of the measures undertaken by us, and such measures may still be determined as insufficient, improper, or even as user-privacy invasive, by the relevant authorities, which may result in penalties against us.

Compliance with these laws, as well as additional regulations and standards regarding data privacy, data collection and information security that PRC regulatory bodies may enact in the future, may result in additional expenses to us as we may be required to upgrade our current information technology systems. Furthermore, as a result of legislative and regulatory rules, we may be required to notify the owners of information of any breach, theft or loss of their information, which could harm our reputation, as well as subject us to litigation or actions by regulatory bodies and adversely affect our financial results.

We expect that cybersecurity, data privacy and security will continue to be a focus of regulators, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with information security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business, shutdown of websites and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We believe, to the best of our knowledge, our business operations do not violate any of the above laws and regulations currently in force in any material respect.

The audit report included in this annual report on Form 10-K..., page 44

11.
Please revise your references to the Senate Proposed Act Amendment and the House Proposed Act Amendment to instead refer to the Accelerating Holding Foreign Companies Accountable Act.

Company Response:

The Company acknowledges the Staff’s comment and undertakes to revise references to the Senate Proposed Act Amendment and the House Proposed Act Amendment to instead refer to the Accelerating Holding Foreign Companies Accountable Act in future filings. Additionally, the Company refers the Staff to the response set forth in response to Comment 2 of the Comment Letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 71

12.
We note you present restaurant profit and restaurant profit margin as performance measures in multiple sections throughout results of operations. We note restaurant profit does not appear to be calculated in accordance with GAAP since the measure excludes normal reoccurring operating expense such as corporate, general and administrative expenses. Please tell us your consideration of presenting these measures as non-GAAP financial measures as defined in Item 10(e)(2) of Regulation S-K and providing the disclosures required in Item 10(e)(1)(i) of Regulation S-K.

Company Response:

The Company owned and operated approximately 85% of our restaurants as of December 31, 2021. The revenues and profits generated by the Company-owned restaurants are significant to our total revenues and operating profit. Our restaurant profit and restaurant margin are primary metrics we use to measure the performance of our owned restaurants. Restaurant profit is calculated as the difference between company sales and expenses incurred directly by our Company-owned restaurants in generating company sales, including cost of food and paper, restaurant-level payroll and employee benefits, rent, depreciation and amortization of restaurant-level assets, advertising expenses, and other operating expenses. Company restaurant margin percentage is defined as restaurant profit divided by company sales. They are financial measures calculated in accordance with GAAP.

In response to the Staff’s comment, the Company proposes to revise its disclosures in future annual reports and other filings:

1.
To move restaurant profit and restaurant margin % disclosed in our results of operations presented in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to supplementary information – Non-GAAP Measures.

2.
To expand the discussion of Company restaurant profit in our MD&A as follows:

Company sales represent revenues from Company-owned restaurants. Company restaurant profit (“Restaurant profit”) is defined as Company sales less Company restaurant expenses incurred directly by our Company-owned restaurants in generating company sales, including cost of food and paper, restaurant-level payroll and employee benefits, rent, depreciation and amortization of restaurant-level assets, advertising expenses, and other operating expenses. Company restaurant margin percentage is defined as Company restaurant profit divided by Company sales.

3.
To add restaurant profit and restaurant margin in our Non-GAAP Measures included in our MD&A as follows:

Non-GAAP Measures

In addition to the results provided in accordance with GAAP throughout this MD&A, the Company provides non-GAAP measures adjusted for Special Items, which include Adjusted Operating Profit, Adjusted Net Income, Adjusted Earnings Per Common Share (“EPS”), Adjusted Effective Tax Rate and Adjusted EBITDA, which we define as net income including noncontrolling interests adjusted for income tax, interest income, net, investment gain or loss, certain non-cash expenses, consisting of depreciation and amortization as well as store impairment charges, and Special Items. We also use restaurant profit and restaurant margin for the purposes of internally evaluating the performance of our Company-owned restaurants and we believe restaurant profit and restaurant margin provide useful information to investors as to the profitability of our Company-owned restaurants.

4.
To add a reconciliation of consolidated and segment restaurant profit, as applicable, to GAAP operating profit for all periods presented.

General

13.
We note you exclude Hong Kong, Macau and Taiwan from your definition of "China" on page 103. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and Macau.

Company Response:

The Company acknowledges the Staff’s comment and respectfully notes that the statement on page 103 relates to the master license agreement between the Company and Yum! Brands Inc. (“YUM”), which relates to the Company’s rights to use and sublicense intellectual property owned by YUM in China, excluding Hong Kong, Macau and Taiwan. The Company does not have any operations in Macau, and has only one store in Hong Kong.

14.
If one or more directors, officers or members of senior management are located in the PRC or Hong Kong, revise to disclose as much and identify the relevant individuals in a separate “Enforceability” section. Also, enhance your risk factor disclosure on page 51 to address the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

Company Response:

The Company acknowledges the Staff’s comment and proposes to include the following disclosure under the heading “Item 1. Business—Information about our Executive Officers” of future annual reports:

Enforceability

A substantial majority of our executive officers and certain of our directors reside within China or spend significant amounts of time in China. As a result, it may not be possible to effect service of process upon these persons, to obtain information from such persons necessary for investigations or lawsuits, or to bring lawsuits or enforcement actions or enforce judgments against such persons. For more information, see “Risk Factors—Risks Related to Doing Business in China—There may be difficulties in effecting service of legal process, conducting investigations, collecting evidence, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us and our management.”

The Company respectfully advises the Staff that it does not believe that the identity of specific directors and executive officers who reside within China is material to investors in evaluating the risk of an investment in the Company. Additionally, the Company respectfully advises the Staff that the Company’s existing risk factor disclosure under the heading cited above accurately represents the material risks to shareholders as a result of difficulties in bringing and enforcing lawsuits against members of management in China.

*****

Thank you for your consideration in reviewing the above responses. We note that all proposed future disclosures remain subject to further revision in response to business and regulatory developments that may affect the Company between now and the filing of its next annual report. Please contact me at Joseph.Chan@YumChina.com with any questions.

Sincerely,

/s/ Joseph Chan
Joseph Chan
Chief Legal Officer